Exhibit (a)(5)(J)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

)
IN RE: HAWK CORPORATION	)	CONSOLIDATED
SHAREHOLDERS LITIGATION	)	Civil Action No. 5925-VCL
)

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) is entered into as of November 23, 2010, by and among the undersigned parties to the above-captioned action (the “Action”) pending before the Court of Chancery of the State of Delaware (the “Court”).

WHEREAS, on October 15, 2010, Hawk Corporation (“Hawk” or the “Company”) and Carlisle Companies Incorporated (“Carlisle”) announced that they had reached a definitive merger agreement pursuant to which Hawk stockholders would receive $50.00 in cash in exchange for each share of Hawk common stock (the “Merger”);

WHEREAS, on October 25, 2010 and October 27, 2010, two actions were filed alleging, among other things, that Hawk and its board of directors had breached their fiduciary duties in connection with their consideration and approval of the Merger, and that Carlisle had aided and abetted those breaches of duty:  Timothy B. Hardy v. Hawk Corporation, et al., C.A. No. 5925-VCL was filed on October 25, 2010, and Patrick Sweeney v. Hawk Corporation et al., C.A. No. 5929-VCL was filed on October 27, 2010.  The complaints sought, among other things, an order enjoining the Merger;

WHEREAS, on November 1, 2010, the Company filed with the Securities and Exchange Commission its Schedule 14D-9 statement and Carlisle filed with the Securities and Exchange Commission its Schedule TO-T statement concerning the Merger;

WHEREAS, on or about November 2, 2010, Plaintiffs served Defendants with Plaintiffs’ First Consolidated Request for the Production of Documents and Things to all Defendants;

WHEREAS, on November 4, 2010, Plaintiffs’ Counsel sent a letter to Defendants requesting that Defendants consent to expedited discovery and proceedings;

WHEREAS, on November 5, 2010, the Court consolidated the Action as In re Hawk Corporation Shareholders Litigation, Consolidated C.A. No. 5925- VCL and appointed the law firms of Faruqi & Faruqi, LLP and Ryan & Maniskas, LLP as Co-Lead Counsel and the law firm Cooch & Taylor, P.A. as Delaware Liaison Counsel for Plaintiffs;

WHEREAS, on November 8, 2010, while Counsel for Plaintiffs were prepared to file a Motion for Expedited Discovery, Counsel for Plaintiffs and Defendants were able to reach an agreement regarding expedited discovery whereby documents were to be produced by November 13, 2010 and depositions were set to begin on November 15, 2010;

WHEREAS, on November 9, 2010, Plaintiffs filed their Verified Amended Class Action Complaint, updating the allegations in the initial complaints and also including allegations that the Schedule 14D-9 statement provided to Hawk’s shareholders was materially misleading and failed to disclose material information;

WHEREAS, on November 9, 2010, Counsel for Plaintiffs and Defendants negotiated the terms of a Confidentiality Stipulation and Proposed Order to govern the discovery process and the use of documents produced during discovery (the “Protective Order”).  The Court entered the Protective Order on November 10, 2010;

WHEREAS, on November 10, 2010, Plaintiffs filed a Motion for Preliminary Injunction requesting an injunction against the consummation of the Merger; the Court scheduled a hearing on Plaintiffs’ Motion for Preliminary Injunction for November 29, 2010;

WHEREAS, Plaintiffs have received and reviewed (with the assistance of their financial and valuation experts) documents produced by Defendants regarding the Merger;

WHEREAS, Plaintiffs’ Counsel has taken the depositions of Hawk’s Chief Executive Officer and Chairman, Ronald E. Weinberg, on November 15, 2010; Patrick McNulty, a representative of Harris Williams & Co., Hawk’s financial advisor, on November 16, 2010; and Richard Marabito, a member of the Special Committee of Hawk’s Board of Directors, on November 17, 2010;

WHEREAS, Counsel for Defendants and Plaintiffs’ Counsel (together with their respective clients, “the Parties”) have engaged in extensive arms’-length negotiations concerning a possible settlement of the Action;

WHEREAS, after negotiations, Counsel for the Parties have reached an agreement in principle, set forth in this MOU, providing for the settlement of the Action between and among Plaintiffs, on behalf of themselves and the putative Class (as defined below), and Defendants on the terms and subject to the conditions set forth below;

WHEREAS, the Defendants each have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts alleged in the consolidated action, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties and are entering into this MOU solely to eliminate the burden and expense of further litigation and to put the claims to be released hereby to rest finally and forever; and

WHEREAS, in connection with settlement discussions and negotiations leading to the execution of this MOU, Counsel for the Plaintiffs and Defendants have not discussed and did not discuss the appropriateness or amount of any application by Counsel for the Plaintiffs for an award of attorneys’ fees and expenses until the substantive terms of the settlement on behalf of and for the benefit of the proposed Class (as defined below) were negotiated and agreed upon;

WHEREAS, because Plaintiffs’ Counsel have concluded that the terms contained in this MOU are fair and adequate to both the Company and its stockholders and that it is reasonable to pursue a settlement of the Action based upon the procedures outlined herein and the substantial benefits and protections offered herein, the parties wish to document their agreement-in-principle in this MOU.

NOW THEREFORE, the Parties to the Action have reached an agreement-in-principle providing for the settlement of the Action on the terms and subject to the conditions set forth below (the “Settlement”), and the Parties believe the Settlement is in the best interests of the Parties and Hawk’s public stockholders:

1.             As a result of, among other things, discussions between and among the Parties, it is agreed that in consideration for the full settlement and release of all Settled Claims (as defined below), Hawk will include the additional disclosures set forth in Exhibit A hereto in an amended SC 14D9 to be filed with the Securities and Exchange Commission no later than November 23, 2010.  Without admitting any wrongdoing, Defendants acknowledge that the filing and prosecution of the Action and discussions with Plaintiffs’ Counsel were a substantial and contributing cause of their decision to make the supplemental disclosures reflected in Exhibit A, which contains information sought in Plaintiffs’ Verified Amended Class Action Complaint.

2.             Within one business day of the execution of this MOU, counsel for the Parties shall inform the Court of the execution of this MOU and shall request leave of the Court to present the Settlement as soon as practicable following the consummation of the Merger.

3.             No fees or expenses shall be paid to Plaintiffs’ Counsel in the absence of approval by the Court of a complete release of all Released Persons (as defined in Paragraph 5 below), in the form customarily approved by the Court in connection with such settlements.  This paragraph shall be immediately binding on the Parties to this MOU.

4.             The Parties will attempt in good faith to promptly agree upon an appropriate stipulation of settlement (the “Stipulation”) and such other documentation as may be required in order to obtain final approval by the Court of the Settlement and the dismissal of the Action, and such Stipulation shall be executed and submitted to the Court for approval at the earliest practicable time.  The Stipulation shall expressly provide that, among other things:

a.             The Defendants have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the alleged wrongful acts, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties;

b.             The Defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the burden and expense of further litigation; and

c.             Plaintiffs’ Counsel believe that their claims have merit based on proceedings to date, but recognize that Defendants would continue to assert legal and factual defenses to their claims; Plaintiffs’ Counsel have concluded that the proposed Settlement is fair and adequate and that it is reasonable to pursue the settlement of the Action based upon the procedures outlined herein and the substantial benefits provided to the proposed class.

5.             The Stipulation will further provide for, among other things:

a.             Appropriate certification pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1) and (b)(2) of a non-opt out class (defined as all persons or entities who held shares of Hawk common stock, either of record or beneficially, other than the Defendants, their subsidiary companies, affiliates, and members of their immediate families, as the case may be, at any time between and including October 15, 2010 and the date of the consummation of the Merger);

b.             The entry of a final judgment in appropriate form, dismissing the Action with prejudice and barring, among other things, any and all claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, costs, expenses, matters and issues known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, that have been, could have been, or in the future can or might be asserted in the Action or in any other court, tribunal or proceeding (including but not limited to any claims arising under federal, state, foreign or common law, including the federal securities laws and any state disclosure law) by or on behalf of Plaintiffs or any member of the class, whether individual, direct, class, derivative, representative, legal, equitable, or any other type or in any other capacity (collectively, the “Releasing Persons”) against Ronald E. Weinberg, Norman C. Harbert, Byron S. Krantz, Andrew T. Berlin, Paul R. Bishop, Dan T. Moore, Richard T. Marabito, Hawk, Carlisle or HC Corporation (collectively “Defendants”) or any of their families, parent entities, controlling persons, associates, affiliates, successors or subsidiaries and each and all of their respective past or present officers, directors, stockholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, underwriters, brokers, dealers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, joint ventures, personal or legal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”) which have arisen, could have arisen, arise now or hereafter may arise out of or relate in any manner to the acts, events, facts, matters, transactions, occurrences, statements, representations, misrepresentations or omissions or any other matter whatsoever set forth in or otherwise related, directly or indirectly, to the allegations in the Action, the Merger Agreement and the transactions contemplated therein, or disclosures made in connection therewith (including the adequacy and completeness of such disclosures) (collectively, the “Settled Claims”); provided, however, that the Settled Claims shall not include any claims to enforce the Settlement or any claims properly asserted by Hawk stockholders for appraisal under Section 262 of the Delaware General Corporation Law;

c.             A provision that the Released Persons release Plaintiffs, members of the class and their counsel from all claims arising out of the commencement, prosecution, settlement or resolution of the Action; provided, however, that the Defendants and Released Persons shall retain the right to enforce in the Court the terms of the Stipulation and this MOU;

d.            A statement that Defendants have denied, and continue to deny, that any of them has committed or has threatened to commit any wrongdoing, violation of law or breach of duty to Plaintiffs, the class or anyone in connection with the Settled Claims and the subject matter thereof, including the Merger and the disclosures to Hawk stockholders in connection therewith; that Defendants deny and do not concede the materiality of any of the additional disclosure provided for in the Settlement; and that Defendants are entering into the

Settlement solely because the proposed Settlement would eliminate the distraction, burden and expense of further litigation;

e.             A statement that Plaintiffs’ entry into the Settlement is not an admission as to the lack of merit of their claims;

f.             A provision that the failure of any court to approve any requested award of attorneys’ fees and/or expenses in whole or in part shall have no effect on the Settlement set forth in the Stipulation; and

g.            A provision that, subject to the order of the Court, pending final determination of whether the Settlement provided for in the Stipulation should be approved, Plaintiffs and all members of the class, or any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims against any of the Released Persons.

6.             Pending negotiation, execution and Court approval of the Stipulation and Settlement, the Parties agree to stay all proceedings in the Action other than those incident to the Settlement itself.  The Parties agree to use their best efforts to prevent, stay, seek dismissal of, or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this MOU that challenges the Settlement, the Merger, the disclosures made in connection with the Merger or otherwise involves a Settled Claim.

7.             The Effective Date of the Settlement shall be the date on which the order of the Court approving the Settlement becomes final and no longer subject to further appeal, whether by exhaustion of any possible appeal, lapse of time or otherwise.

8.             The Settlement is intended to extinguish all such Settled Claims and, consistent with such intentions, the Releasing Persons shall waive their rights to the extent permitted by state law, federal law, foreign law or any principle of common law that may have the effect of limiting the release set forth above.  This shall include a waiver by the Releasing Persons of any rights pursuant to § 1542 of the California Civil Code (or any similar, comparable or equivalent provision) which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Releasing Persons acknowledge that they or members of the Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is their intention, as plaintiffs and on behalf of the Class, to fully, finally and forever settle and release any and all claims released hereby, whether known or unknown, suspected or unsuspected, which now exist or heretofore existed or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts.

9.             This MOU and the Settlement described herein shall not be legally binding upon any party unless and until the Stipulation is executed (except as provided in Paragraph 3 above).  The Settlement described herein also shall be subject to the approval of the Court and to any appeals that may be taken.  Should the Stipulation not be executed or not be consummated in accordance with the terms described herein, or the Merger not be consummated for any reason (including that the Hawk stockholders fail to approve the Merger), the proposed Settlement shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party with respect to this litigation (except with respect to the provisions of Paragraph 3).  In such event, neither the existence of this MOU nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or proceeding.

10.           Plaintiffs in the Action and their counsel intend to petition the Court for an award of attorneys’ fees and expenses in the Action not to exceed in the aggregate $450,000.  Subject to the terms and conditions of this MOU and the terms and conditions of the Settlement contemplated hereby, Hawk or its successors in interest shall be solely responsible to pay such fees and expenses as may be awarded by the Court to Counsel for Plaintiffs, who agrees not to apply for a combined award of fees and expenses that exceeds $450,000, which shall be payable to Faruqi & Faruqi, LLP as Plaintiffs’ Counsel’s agent within five days after the Effective Date of the Settlement.  Defendants agree not to oppose in any way Plaintiffs’ request for fees and expenses up to $450,000.  Approval of such fee application shall not be a condition to the Settlement.  Plaintiffs’ Counsel warrant that no portion of such fees and expenses shall be paid to the named Plaintiffs or to any member of the Class, except as approved by the Court.  Except as provided herein, the Defendants and Released Persons shall bear no other expenses, costs, damages, or fees alleged or incurred by the named Plaintiffs, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives, and Defendants and the Released Persons shall have no responsibility for, and no liability with respect to, the fee and/or expense allocation among Plaintiffs’ counsel and/or any other person who may assert any claim thereto.

11.           The provisions contained in this MOU and all negotiations, discussions and proceedings in connection with this MOU shall not be deemed a presumption, concession or an admission by any party in the Action of any fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or claims alleged or asserted in the Action, or any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, except in connection with any proceeding to enforce the terms of the Settlement.

12.           Hawk or its successors in interest shall pay the costs and expenses related to providing notice of the Settlement to the Class and any costs or expenses related to the administration of the Settlement.

13.           Plaintiffs and their counsel in the Action represent and warrant that Plaintiffs are stockholders of the Company and have been stockholders at all relevant times and that none of Plaintiffs’ claims or causes of action referred to in any complaint in the Action or this MOU, or any claims Plaintiffs could have alleged, have been assigned, encumbered or in any manner transferred in whole or in part.

14.           This MOU constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor may any of its provisions be waived except by a writing signed by all of the parties hereto.

15.           This MOU and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles.

16.           This MOU may be executed in counterparts by facsimile or original signature by any of the signatories hereto and as so executed shall constitute one agreement.

17.           This MOU shall be binding upon and shall inure to the benefit of the Parties and their respective agents, successors, executors, heirs and assigns.

18.           This MOU shall be of no further force or effect upon the execution by all Parties of the Stipulation, which shall supersede the terms of this MOU.

DATED:  November 23, 2010

COOCH AND TAYLOR, P.A.	POTTER ANDERSON & CORROON LLP

By: /s/ Blake A. Bennett	By: /s/ Stephen C. Norman, Jr.
Blake A. Bennett (#5133)	Stephen C. Norman, Jr. (#2686)
The Brandywine Building	R. Christian Walker (#4802)
100 West Street, 10th Floor	Hercules Plaza, 6th Floor
Wilmington, DE 19801	1313 N. Market Street
(302) 984-3800	P.O. Box 951
Delaware Liaison Counsel in	Wilmington, DE 19899
Consolidated C.A. No. 5925-VCL	(302) 984-6000

OF COUNSEL:

FARUQI & FARUQI

Shane Rowley

Juan E. Monteverde

369 Lexington Avenue, 10th Floor

New York, NY 10017-6531

(212) 983-9330

Co-Lead Counsel for Plaintiffs

RYAN & MANISKAS, LLP

Katharine M. Ryan

Richard A. Maniskas

995 Old Eagle School Road

Suite 311

Wayne, PA 19087

(484) 588-5516

Co-Lead Counsel for Plaintiffs

Attorneys for Defendants Hawk Corporation, Ronald E. Weinberg, Norman C. Harbert, Byron S. Krantz, Andrew T. Berlin, Paul R. Bishop, Dan T. Moore,III and Richard T. Marabito

OF COUNSEL:

JONES DAY

Geoffrey J. Ritts

North Point

910 Lakeside Ave.

Cleveland, OH 44114-1190

(216) 586-3939

Attorneys for Defendants Hawk Corporation, Andrew T. Berlin, Paul R. Bishop, Dan T. Moore,III and Richard T. Marabito

KOHRMAN JACKSON & KRANTZ PLL

Brett Krantz

20th Floor, One Cleveland Center

1375 East Ninth Street

Cleveland, OH 44114-1793

(216) 696-8700

Attorneys for Defendants Ronald E. Weinberg, Norman C. Harbert and Byron S. Krantz

RICHARDS LAYTON & FINGER

By:/s/	Blake Rohrbacher
Blake Rohrbacher (#3328)
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
(302) 651-7700
Attorneys for Defendants Carlisle
Companies Incorporated and HC Corporation

OF COUNSEL:

DORSEY & WHITNEY LLP
Peter W. Carter
Suite 1500
50 South Sixth Street
Minneapolis, MN 55402
(616) 340-2600
Attorneys for Defendants Carlisle Companies Incorporated and HC Corporation

Exhibit A

The second paragraph on page 15 of Item 4(a)—“Background of the Offer” of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

On February 19, 2010, Hawk’s board of directors held a regularly scheduled meeting attended by Hawk’s executive management and Hawk’s outside legal counsel, Kohrman Jackson & Krantz PLL (“KJK”). At this meeting, the board reviewed the annual operating plan for 2010 presented by Hawk’s executive management and discussed the company’s business, performance and strategic direction, including potential opportunities to improve operational performance and profitability, capitalize on new growth opportunities and maximize stockholder value. An advisory firm, Fortuna Advisors LLC, retained by Hawk presented its analysis of the key components of stockholder value and indicated its belief that Hawk’s then current stock price was undervalued by as much as 40%.  The advisory firm indicated that the likely causes of this undervaluation were Hawk’s customer concentration (including customers that also traded at a discount), Hawk’s relatively small size, the Rights Agreement, the Series D Preferred Stock, and the perceived reinvestment risk arising from the cash on Hawk’s balance sheet.  The advisory firm did not quantify or assign any relative weights to any of these likely causes of the undervaluation.  The advisory firm advised Hawk’s board that to minimize the valuation gap the board should consider developing and executing a clear corporate strategy, including potential acquisitions, and in doing so, should carefully consider how Hawk deployed its capital and how Hawk used leverage.  The advisory firm also stated that Hawk’s corporate strategy should be clearly communicated to Hawk’s stockholders.  The advisory firm did not provide any specific conclusion to the board as to the corporate strategy that the board should employ.  The board engaged in an extensive discussion regarding stockholder value.

The third to last paragraph on page 32 of Item 4(e)—“Opinion of Harris Williams— Comparison to Publicly Traded Companies ” of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

Harris Williams calculated a weighted Forward EBITDA multiple (7.5x) by weighting the median Forward EBITDA multiples of Off-Highway Manufacturers (7.2x) by 85% and Aerospace Manufacturers (9.3x) by 15% to reflect the approximate distribution of Hawk’s revenue between those two categories. Increments of 1.0x above and below the overall weighted median of 7.5x were applied in order to produce a reference range of 6.5x to 8.5x.

The last paragraph on page 32 of Item 4(e)—“Opinion of Harris Williams — Comparison to Publicly Traded Companies” of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

Harris Williams adjusted the range of enterprise values for Hawk by appropriate size discount (21.8%) and control premium percentages (24.0%) to arrive at a range of implied equity values based on analyst-derived Forward EBITDA ($280.5 million to $365.9 million) and a range of implied equity values based on Hawk’s adjusted EBITDA, as projected by management of Hawk in the September 2010 Projections, of $55.0 million, ($349.9 million to $456.6 million). A size discount was applied due to the potential differences in characteristics typically attributed to larger companies, such as greater access to capital markets, greater diversity of product offerings, customers and geography and other strategic benefits associated with greater scale. The selected size discount of 21.8% represented the relative difference between the median EBITDA multiple of publicly traded companies acquired in change of control transactions that had closed since 2006 in industries similar to Hawk with an enterprise value between $100 million to $400 million and the median EBITDA multiple of publicly traded companies acquired in change of control transactions that had closed since 2006 in industries similar to Hawk with an enterprise value greater than $400 million. More than 90 change of control transactions involving publicly traded companies that had closed since 2006 in industries similar to Hawk were considered in the analysis. A control premium was applied to reflect that Hawk is being acquired in a change of control transaction, whereas the comparable public companies were valued based on the market value of a minority interest. The selected control premium of 24.0% represented the median premium of the offer price at the time of an announcement of a change of control transaction compared to the target’s stock price one month prior to the announcement. 28 change of control transactions that closed since 2006 with a minimum transaction size of $150 million in industries similar to Hawk’s were considered in the analysis. These estimated implied equity value ranges corresponded to a per share value of approximately $34.02 to $44.37 based on analyst estimates and $42.44 to $55.37 based on the September 2010 Projections.

The third to last paragraph on page 33 of Item 4(e)—“Opinion of Harris Williams— Comparison to Mergers and Acquisitions”“ of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

For each transaction, Harris Williams obtained the total enterprise value of the transaction as a multiple of the target company’s EBITDA for the last twelve months (“LTM”) from publicly available information. Harris Williams calculated the EBITDA multiple for each transaction which was then adjusted by the percentage change in the S&P 500 index (a proxy for market volatility) from the date of consummation of each transaction to the market close on October 13, 2010 in order to account for market volatility over the time period in which the subject transactions occurred.  A median of the adjusted EBITDA multiples for the selected precedent transactions was calculated.

The last paragraph on page 33 of Item 4(e)—“Opinion of Harris Williams — Comparison to Mergers and Acquisitions” of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

Harris Williams calculated a range of enterprise values for Hawk ($266.3 million to $344.1 million) by multiplying the endpoints of the LTM EBITDA multiple range by Hawk’s LTM EBITDA, based on Hawk’s quarterly report on Form 10-Q for the period ended June 30, 2010 (“June 30 10-Q”) of $38.9 million, and a range of enterprise values for Hawk ($347.2 million to $448.6 million) by multiplying the endpoints of the LTM EBITDA multiple range by Hawk’s LTM EBITDA, based on updated EBITDA provided by Hawk as of August 31, 2010, of $50.7 million. Adjusted for Hawk’s net debt position as of June 30, 2010 ($2.3 million) and discounted to reflect the relative size of Hawk to the selected companies (12.8%), these estimated enterprise value ranges corresponded to a per share value of approximately $28.41 to $36.64 for LTM EBITDA based on the June 30 10-Q and $36.96 to $47.69 for LTM EBITDA based on the updated EBITDA provided by Hawk.  A size discount was applied due to the potential differences in characteristics typically attributed to larger companies such as greater access to capital markets, greater diversity of product offerings, customers and geography and other strategic benefits associated with greater scale.  The size discount of 12.8% that was applied in the Comparison to Mergers and Acquisitions analysis was based on Standard & Poor’s M&A Stats Report (August 2010), which demonstrated that transactions with enterprise valuations greater than $500 million compared to transactions between $250 to $499 million reflected a 12.8% premium in EBITDA multiple.

The third full paragraph on page 34 of Item 4(e)—“Opinion of Harris Williams — Discounted Cash Flow Analysis” of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

Harris Williams estimated the value of Hawk based on projected unlevered free cash flow estimates of $30.4 million, $29.7 million, $37.0 million, $40.4 million, and $44.2 million for the fiscal years ending December 31, 2011 through 2015, respectively. The unlevered free cash flow estimates were based on adjusted EBITDA, which excluded stock based compensation expenses, from the September 2010 Projections. See “Certain Financial Projections” beginning on page 28. Harris Williams did not perform any independent inquiry with respect to the reasonableness of those Projections.

The fourth full paragraph on page 34 of Item 4(e)—“Opinion of Harris Williams — Discounted Cash Flow Analysis ” of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

Harris Williams calculated a 12.4% weighted average cost of capital using the Capital Asset Pricing Model, the median capital structure of the comparable public companies, and other appropriate financial data. Harris Williams then applied this weighted average cost of capital was as a discount rate to Hawk’s projected unlevered free cash flow and a terminal value for Hawk (calculated using a 2% perpetuity growth rate based on industry trends, Hawk historical trends, and potential economic growth rates) to arrive at an estimated enterprise value.  Harris Williams created a range of implied enterprise values for Hawk ($313.3 million to $423.2 million) resulted from adjusting the estimated enterprise value, as referenced in the previous sentence, up and down by Hawk’s Forward EBITDA. Adjusting these estimated implied enterprise value ranges for Hawk’s estimated net cash position as of December 31, 2010 ($19.9 million), per the management-provided projected balance sheet, implied to a per share value of approximately $40.41 to $53.74.

The first paragraph on page 35 of Item 4(e)—“Opinion of Harris Williams — Leveraged Buyout Analysis” of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

Harris Williams determined the amount of equity investment that would potentially be required to achieve generally acceptable returns for equity investors was calculated as $116.5 million using management’s projections and a putative target range of return on equity of 27.0% to 30.0%. Given historic return requirements and the then-current market conditions, 28.5% was believed to represent an appropriate rate of return that would be required by an equity investor in a leveraged buyout transaction. When combined with the assumed debt level, this analysis implied per share values ranging from $36.94 to $50.28.